Filed by Allianz AG Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: RAS S.p.A.

Exchange Act File Number 1-15154

RAS S.p.A. Corso Italia, 23 20122 Milano Fax n. 02 72165003	Agenzia Ansa Piazza Cavour, 2 20121 Milano Fax n. 02 76087501

Borsa Italiana S.p.A. Piazza Affari, 6 20123 Milano Fax n. 02 86464242	Agenzia nazionale Radiocor Viale Monte Rosa, 91 20149 Milano Fax n. 02 3022481

Reuters Milano Fax n. 02 801149	Bloomberg Milano Fax n. 02 80644210

September 28, 2005

VOLUNTARY PUBLIC TENDER OFFER

PURSUANT TO ARTICLE 102 OF LEGISLATIVE DECREE NO. 58 OF FEBRUARY 24, 1998,

LAUNCHED BY ALLIANZ AG ON ALL ORDINARY AND SAVINGS SHARES OF RAS S.P.A.

COMMUNICATION PURSUANT TO ARTICLE 37 (5) OF CONSOB REGULATION NO. 11971 OF

MAY 14, 1999

Allianz AG (the “Offeror”, or “Allianz”) announces that, pursuant to Article 37 (5) of Consob Regulation 11971 of May 14, 1999, as amended (the “Regulation on Issuers”), it has communicated to Commissione Nazionale per le Società e la Borsa – Consob, pursuant to Article 102 (1) of Legislative Decree No. 58 of February 24, 1998, as amended (the “Italian Securities Act”), and Article 37 (1) of the Regulation on Issuers, its intention to launch a voluntary public tender offer in cash for all ordinary shares, par value €0.60, issued and outstanding (the “Ordinary Shares”), of Ras S.p.A (the “Issuer” or “RAS”) it does not already own directly or indirectly, representing, as of the date hereof, approximately 44.5% of the Issuer’s ordinary share capital and approximately 44.4% of its total share capital (the “Ordinary Shares Offer”) and a voluntary public tender offer in cash for all savings shares, par value €0.60, issued and outstanding (the “Savings Shares”), of RAS it does not already own directly or indirectly, representing, as of the date hereof, 64.2% of the Issuer’s savings share capital and 0.13% of its total share capital (the “Savings Shares Offer”). Although distinct from one another, the Ordinary Shares Offer and the Savings Shares Offer are jointly referred to in this communication as the “Offer”.

The offer document relating to the Offer (the “Offer Document”) has been filed today with Consob in compliance with Article 102 of the Italian Securities Act and Article 37 (1) of the Regulation on Issuers.

Headquartered in Munich, Germany, the Allianz Group operates in over 70 countries and is a leading provider of financial services active in the offering of insurance, banking and asset management products and services. The principal trading market for the ordinary shares of Allianz is the Frankfurt Stock Exchange. The shares of Allianz also trade on all other German stock exchanges, as well as the stock exchanges in London, Paris and Zurich. The American Depositary Shares of Allianz trade on the New York Stock Exchange. Pursuant to German law, Allianz has a dualistic corporate governance system with a management board and a supervisory board (Aufsichtsrat).

The Offer represents a preparatory step of a broad repositioning plan of Allianz and its Italian operations. The cornerstone of this repositioning is the ultimate merger of RAS into Allianz, with Allianz absorbing RAS and, upon effectiveness of the merger, converting by operation of law into a European Company (Societas Europæa), a corporate form based on European Union law (the “Merger”) as supplemented by the respective national legislation. The future Allianz SE will be the first European Company listed on the DJ EURO STOXX 50. Prior to the Merger, and subsequent to the Offer, it is contemplated that RAS will contribute its business, including its property-casualty and life insurance business, to an Italian subsidiary that will continue the corporate name “RAS” (the “Hive-Down”). Subject to the authorization from ISVAP, the interest of RAS in RAS International N.V., will not be part of the contribution. The Offer, the Hive-Down and the Merger are referred to herein as the “Integration Plan”.

In the context of the Integration Plan, RAS’s shareholders will have the opportunity to choose to (i) divest their interest in RAS immediately by tendering their shares in the Offer, (ii) retain their shares in anticipation of the Merger in order to become shareholders of Allianz in its new form as a European Company, or (iii) delay their exit from the company until a later stage by exercising cash exit rights afforded to them by article 2437 and seq. of the Italian Civil Code in connection with certain aspects of the Integration Plan, as more fully described in paragraph 3 below.

1. KEY FEATURES OF THE OFFER

1.1 Number and classes of securities object of the Offer

The Ordinary Shares Offer is for 298,448,011 Ordinary Shares, representing, as of the date hereof, approximately 44.5% of the Issuer’s ordinary share capital and approximately 44.4% of its total share capital. The Savings Shares Offer is for 860,548 Savings Shares, representing 64.2% of the Issuer’s savings share capital and 0.13% of its total share capital, including 60,000 Savings Shares, whose purchase was secured by Allianz by means of over the counter derivative transactions. The Offer does not include the Ordinary Shares and Savings Shares held, directly and indirectly by the Offeror, but includes 1,907,000 Ordinary Shares held by RAS as treasury shares.

1.2. Price per share

The price offered by Allianz is €19 in cash for each Ordinary Share (the “Ordinary Shares Offer Price”) and €55 in cash for each Savings Share (the “Savings Shares Offer Price” and, together with the Ordinary Shares Offer Price, the “Offer Price”). The Offer was approved by the competent corporate bodies of Allianz on September 8 and September 10, 2005, and announced to the market on September 11, 2005. Subsequently to such announcement, as a result of purchases of Savings Shares made by Allianz in off-market transactions on September 27, 2005, and communicated to the market on the same date, the Savings Shares Offer Price was increased from €26,5 (the price pre-announced to the market on September 11, 2005) to €55, the highest price paid for such purchases.

For the Ordinary Shares, the Offer Price reflects a premium of approximately 8% compared to the official stock market price of September 9, 2005 (last trading day before Allianz announced its intention to launch the Offer), and a premium of approximately 14% compared to the average of official stock market prices between March 10, 2005 (six months before announcement of the Offer), and September 9, 2005. For the Savings Shares, the Offer Price reflects a premium of approximately 136% compared to the official stock market price of September 9, 2005 (last trading day before Allianz announced its intention to launch the Offer), and a premium of approximately 138% compared to the average of official stock market prices between March 10, 2005 (six months before announcement of the Offer), and September 9, 2005.

In connection with the possible exercise of cash exit rights by the holders of Ordinary Shares and Savings Shares (more fully described under paragraph 3 below), the Ordinary Shares Offer Price and the Savings Shares Offer Price exceed the liquidation value of the Ordinary Shares and of the Savings Shares, calculated in accordance to article 2437 and seq. of the Italian Civil Code, by 14% and 127%, respectively.

The Offer Prices reflect premiums that can be summarized as follows:

Premium on Official Market Price	Ordinary Shares	Savings Shares
September 9, 2005	8%	136%
Three Months[1]	15%	152%
Six Months[1]	14%	138%
One Year[1]	14%	164%

[1]	Calculated from September 9, 2005.

1.3 Conditions of effectiveness of the Offer

The completion of the Offer is subject to the condition that, from the date of publication of the Offer Document through the publication of the notice announcing the final results of the Offer, which will be made no later than the day before the payment date, no extraordinary events occur, nationally or internationally (such as exceptional events entailing major changes in the political, financial, economic, currency or market situation), and/or no events occur affecting the financial, balance sheet, income, tax, regulatory, corporate and legal situation of RAS or RAS’s subsidiaries (RAS together with its subsidiaries the “RAS Group”) that, in the judgment of Allianz, would substantially adversely alter the balance sheet, economic and/or financial condition of RAS or, on a consolidated basis, the RAS Group compared with the results reported in RAS’s interim report for the period ended on June 30, 2005 or that no legal or regulatory changes occur that would limit or in any event prejudice Allianz’s purchase of the Ordinary Shares and/or the Savings Shares or its exercise of voting rights and other rights attached to the Ordinary Shares and/or the Savings Shares.

If such circumstances or events, or situations having the effects described above, should occur, Allianz reserves the exclusive right to waive the foregoing condition and purchase the Ordinary Shares and the Savings Shares tendered in the Offer.

Allianz will announce satisfaction or waiver of the condition by sending an announcement to that effect to Consob, Borsa Italiana and at least two press agencies no later than 7.59 am on the calendar day prior to the payment date. Allianz will also include a statement to this effect in the notice announcing the final results of the Offer, which will be published no later than the calendar day prior to the payment date.

The Offer is not subject to any minimum acceptance rate.

2. OTHER FEATURES OF THE OFFER

2.1. Financing and performance guarantees

The maximum cash outlay for the Offer is expected to total approximately €5,717,842,349, of which €3.2 billion (the “Available Amount”) will be paid out of Allianz’s own funds and the residual amount (the “Residual Amount” and together with the Available Amount, the “Maximum Amount”) will be paid out of the liquidation of marketable securities as well as from existing credit lines with leading international commercial banks.

The Maximum amount will be guaranteed as follows:

(i) as for the Available Amount, Allianz has undertaken, pursuant to Article 37 (1) of the Regulation on Issuers, to deposit prior to the beginning of the acceptance period of the Offer, a total of €3.2 billion in cash, in escrow accounts with leading financial institutions (the “Banks”) and to issue irrevocable instructions to such institutions to release the relevant amounts exclusively in order to pay the Offer Price on behalf of Allianz upon completion of the Offer. In each case, the Banks will be obligated to use the amounts received pursuant to the foregoing exclusively in order to pay for shares tendered on behalf of Allianz following completion of the Offer.

(ii) with respect to the Residual Amount, the Banks have undertaken to issue a performance guarantee whereby they will irrevocably agree, severally and not jointly, to pay their relevant share of the Residual Amount for shares tendered in the Offer in case of failure by Allianz to fulfill its payment obligations under the Offer.

2.2 Duration of the acceptance period

The acceptance period is expected to start in the second half of October 2005, and end during the month of November 2005. The exact timing of the acceptance period will be determined in consultation with Borsa Italiana S.p.A., in compliance with Article 40 of the Regulation on Issuers.

3. RATIONALE OF THE OFFER, FUTURE PLANS, RESIDUAL TENDER OFFER, SQUEEZE OUT

3.1 Rationale of the Offer and future plans

The Offer is aimed at acquiring all of RAS ordinary and savings shares not already owned, directly or indirectly, by Allianz. The Offer provides RAS minority shareholders, who are not willing to participate in the Merger, with the possibility to immediately cash out their investment and to receive a price for their shares at a premium over the market price immediately prior to the announcement of the transaction on September 11, 2005.

The Offer represents a preparatory step of a broad repositioning of Allianz and its Italian operations. The cornerstone of this repositioning is the ultimate merger of RAS into Allianz, with Allianz absorbing RAS and converting by operation of law, upon effectiveness of the Merger, into a European Company, a corporate form based on European Union law. The Integration Plan contemplates that prior to the Merger, and subsequent to the Offer, RAS will carry out the Hive-Down, which will comprise, as indicated above, its property-casualty and life insurance business.

The Hive-Down will be subject to the evaluation of an independent expert, as required by law, and to the approval by the Istituto per la vigilanza sulle assicurazioni private e di interesse collettivo (“Isvap”, Italy’s regulatory authority for insurance companies) and by the Commissione di Vigilanza sui Fondi Pensione (“Covip”, Italy’s regulatory authority for pension funds), and will become effective prior to the date of effectiveness of the Merger. As a result of the Hive-Down, RAS will modify its business and corporate purpose and become a “holding company”.

After completion of the Offer and the Hive-Down, RAS will merge with and into Allianz, with Allianz being the absorbing entity. The Merger will be effected pursuant to EC Regulation 2157/2001 relating to the Societas Europaea (the “SE Regulation”), under the terms of a merger plan to be prepared in accordance with the SE Regulation, as supplemented by applicable Italian and German law. In the Merger, holders of Ordinary Shares and Savings Shares who do not tender their shares in the Offer, or otherwise dispose of such shares subsequent to the Offer and prior to completion of the Merger, will receive newly issued ordinary shares of Allianz on the basis of an exchange ratio to be finally determined, together with the merger plan, by the management board of Allianz and the board of directors of RAS following the Offer.

Subject to final determination, the management bodies of Allianz (Vorstand) and RAS (Consiglio di Amministrazione) currently anticipate that the exchange ratio at which Ordinary Shares and Savings Shares will be exchanged in the Merger for Allianz ordinary shares (the “Exchange Ratio”) will be in the range of between 0.153 and 0.161 ordinary shares of Allianz per each Ordinary Share and per each Savings Share. The range of possible exchange ratios was determined on the basis of recognized valuation methodologies, including the discounted earnings, share price performance, market multiples, research analyst views, and sum-of-the-parts methodologies. The Exchange Ratio will be finally determined prior to the date of the shareholders meetings of Allianz and RAS called to approve the Merger and will need to be confirmed as fair (congruo) by independent experts pursuant to applicable laws. The Merger will take place after payment of the dividend for the financial year 2005.

The Merger will be submitted for the approval of the extraordinary shareholders’ meeting of RAS, which has been convened for February 3, 2006 on first call, and for February 4, 2006 on second call, and of the extraordinary shareholders’ meeting of Allianz, which is expected to be convened for February 8, 2006. Certain amendments deriving from the Merger will also have to be approved by the special meeting of the savings shareholders which has been convened for February 3, February 4, and February 6, 2006 on first, second and third call, respectively.

In addition, the extraordinary shareholders’ meeting of RAS will have to vote on the modification of RAS’s articles of association in order to reflect the change in RAS’s corporate purpose and certain other changes relating to and conditioned by the effectiveness of the Hive-Down. Pursuant to article 146 (1) (b) of the Italian Securities Act, the resolution of the RAS extraordinary shareholders’ meeting approving the Merger will have to be further approved by the special meeting of the savings shareholders.

Holders of Ordinary Shares absent, abstaining or voting against the Merger or the change in corporate purpose deriving from the Hive-Down in the RAS shareholders’ meeting, and holders of Savings Shares absent, abstaining or voting against approval of the resolution approving the Merger by their special meeting, will be entitled to exercise cash exit rights and request liquidation of their shares pursuant to article 2437 et seq. of the Italian Civil Code as a consequence of (i) the change of RAS’s corporate purpose and the substantial modification of RAS’s business caused by the Hive-Down, (ii) the transfer abroad of RAS’s registered seat following the Merger, and (iii) only with respect to the holders of Savings Shares, the modification in their participation rights.

The liquidation value of the shares for which RAS’s shareholders exercise cash exit rights is determined pursuant to article 2437 ter of the Italian Civil Code, solely on the basis of the simple average of the closing prices for the Ordinary Shares or Savings Shares, as the case may be, on the Mercato Telematico Azionario – MTA managed by Borsa Italiana, during the six months preceding September 27, 2005 (i.e. the date of publication of the notice convening the extraordinary shareholders’ meeting and the special meeting of the Savings Shareholders to approve the Hive-Down and the Merger). The liquidation value for the cash exit rights will be € 16,72 for the Ordinary Shares and €24,24 for the Savings Shares. The payment of shareholders who exercise their cash exit rights will take place prior to the effectiveness of the Merger.

The Integration Plan is aimed at implementing a business plan to create strategic synergies and efficiencies, as well as improving the competitive position of the Allianz Group and each of its companies in an increasingly global market of multinational players in the insurance industry. The full acquisition of RAS will enable Allianz in the future to reorganize its Italian business and to directly reallocate the holding of operations to Allianz. This step forms part of the repositioning plan of Allianz, in particular, to (i) improve the Allianz Group’s position in the Italian insurance market (ii) strengthen Allianz’s foothold in the European home market and (iii) in connection with the conversion of Allianz AG into a European Company, further streamline the Allianz organizational structure.

3.2 Residual tender offer

If, following the Ordinary Shares Offer, Allianz holds in excess of 90% (or any higher threshold to be confirmed by Consob) but less than 98%, of the Ordinary Shares, Allianz intends to restore a minimum free float of Ordinary Shares after completion of the Offer, and will not launch a residual tender offer pursuant to Article 108 of the Italian Securities Act but will restore the free float through either the Merger or possibly also by means of a placement on the market.

3.3 Squeeze-out right

If, following the Ordinary Shares Offer, Allianz holds in excess of 98% of the Ordinary Shares, Allianz intends to exercise its squeeze-out right to purchase the residual Ordinary Shares pursuant to Article 111 of the Italian Securities Act.

4. ADVISORS AND COLLECTION COORDINATORS

The management board of Allianz has appointed Mediobanca Banca di Credito Finanziario S.p.A., Goldman Sachs International and Dresdner Kleinwort Wasserstein, as advisors, and Shearman & Sterling LLP, as legal advisor. The board of directors of RAS has mandated Merrill Lynch International as RAS’s financial advisor.

UniCredit Banca Mobiliare S.p.A., MCC S.p.A.- Capitalia Gruppo Bancario and RASFIN Società di Intermediazione Finanziaria S.p.A. will act as collection coordinators for the Offer.

** *** **

No Offer

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of RAS S.p.A. or Allianz AG, nor shall there be any sale of securities in any jurisdiction (including the United States of America, Canada, Japan and Australia) in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.

Any solicitation of offers to sell RAS S.p.A. shares will only be made pursuant to a tender offer document approved by and pursuant to Article 102 of Legislative Decree No.58 of 14 February 1998 (the Italian Securities Act). In the United States of America, if required by the applicable rules and regulations, the solicitation of offers to exchange shares of RAS S.p.A. into shares of Allianz AG will only be made pursuant to a prospectus that Allianz expects to send holders of RAS S.p.A. securities. Regarding the anticipated merger, Allianz and RAS S.p.A. will be required to make available certain documents for their respective shareholders in order to put them into a position to vote on the merger. Investors and holders of RAS S.p.A. securities are urged to read such documents, including any registration statement (if and when available) and other relevant documents, that, if required by the applicable rules and regulations, will be filed with the U.S. Securities and Exchange Commission (“SEC”), as well as any amendments or supplements to those documents, because they will contain important information. Investors and holders of RAS S.p.A. securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Allianz, including any registration statement (if and when available). The registration statement and other relevant documents, if filed with the SEC will also be obtainable for free at the SEC’s Internet web site at www.sec.gov.

Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Allianz’s management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statement by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed in our Annual Report on Form 20-F filed with the SEC on April 19, 2005. We undertake no obligation to update forward-looking statements.

No duty to update

The company assumes no obligation to update any information contained herein.

                    Allianz AG